UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 1)

                  Under the Securities and Exchange Act of 1934

                               INPRISE CORPORATION
                               -------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    45766C102
                                    ---------
                                 (CUSIP Number)

                                  Robert Coates
                            5501 LBJ Freeway, Ste 815
                               Dallas, Texas 75240
                                  972-239-5065

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                   May 7, 1999
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

         ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
         -----------------------------------------------------------------------
                   RESPECT TO SECURITIES OF THE ISSUER
                   -----------------------------------

         Management Insights, Inc. is a Texas Corporation that has Robert Coates and Suzanne Coates as its only shareholders. Robert Coates is Chairman and CEO of Management Insights, Inc. and Suzanne Coates is Secretary of Management Insights, Inc. On May 7, 1999 Robert Coates and Management Insights, Inc. entered into an Agreement with Inprise Corporation, a copy of which is attached as Exhibit 1 to this Schedule 13D.

         ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.
         ---------------------------------------------

          Exhibit No.         Description
          -----------         -----------

               1 Agreement dated May 7, 1999 referred to in Item 6 above.


                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 17, 1999
------------------------------------
Date


Management Insights, Inc. by

/s/ Robert Coates
------------------------------------
Robert Coates, Chairman & CEO


/s/ Robert Coates
------------------------------------
Robert Coates